UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

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Commission File Number: 001-33840

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WSP HOLDINGS LIMITED

No. 38 Zhujiang Road
Xinqu, Wuxi
Jiangsu Province
People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____ Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

WSP HOLDINGS LIMITED

Form 6-K

TABLE OF CONTENTS

Signature

Exhibit Index

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WSP HOLDINGS LIMITED

By : /s/ Choon-Hoi Then__________________

Name : Choon-Hoi Then

Title : Chief Financial Officer

Date: January 12, 2012

Exhibit Index

Exhibit No.           Description

99.1                        Press Release